Mail Stop 3010

June 30, 2009

Mr. David T. Nguyen
Treasurer and Controller
Portsmouth Square, Inc.
820 Moraga Drive
Los Angeles, CA 90049

   Re: **Portsmouth Square, Inc.**
      Form 10-K for fiscal year ended June 30, 2008
      Filed September 25, 2008
      File No. 0-4057

Dear Mr. Nguyen:

   We have reviewed your response letter dated May 22, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the fiscal year ended June 30, 2008

Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Business and Significant Accounting Policies and Practices

Minority Interest, page 40

1.   We note your response to our prior comment 2. Please cite the sections of your agreement(s) which evidence that Evon Corporation (as a general and limited partner) and its related limited partners have a present binding legal obligation to make good on the losses of Justice and to fund its accumulated deficits.

Note 14 – Income Taxes, page 42

2.   We note your response to our prior comment 3 and your positive evidence statement that there is an excess of appreciated value over the tax basis related to the Justice Hotel. Please confirm to us whether or not you would expect that you would be able to realize the full value of your deferred tax assets under the hypothetical scenario that you would cease operations and sell the hotel property at estimated fair value which you determined as of June 30, 2008.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant